UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-32270
CUSIP NUMBER: 86183Q 100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                         .

PART I — REGISTRANT INFORMATION

StoneMor Partners L.P.
Full Name of Registrant

Former Name if Applicable

3600 Horizon Boulevard
Address of Principal Executive Office (Street and Number)

Trevose, Pennsylvania 19053
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
StoneMor Partners L.P. (the "Partnership") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the "March 31 Form 10-Q") by the prescribed filing deadline (May 10, 2018) without unreasonable effort or expense because the preparation and filing of (i) the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which included amendments to the Partnership’s audited consolidated financial statements as of December 31, 2015, and for each of the two years in the period ended December 31, 2015, and (ii) the Partnership’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, which included amendments to the Partnership’s unaudited condensed consolidated financial information for each of the three months ended March 31, 2016, June 30, 2016 and September 30, 2016, respectively, took longer than expected and, as a result, the Partnership has not yet been able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "2017 Form 10-K"). The March 31 Form 10-Q will not be filed until after the 2017 Form 10-K is filed. Accordingly, the Partnership was unable to file its March 31 Form 10-Q by the prescribed filing deadline (May 10, 2018) without unreasonable effort or expense. The Partnership will file the March 31 Form 10-Q as promptly as practicable after the 2017 Form 10-K is filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark L. Miller	215	826-2800
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐  Yes    ☒  No
The Partnership has not filed its 2017 Form 10-K.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership has adopted a new revenue-recognition standard effective starting in the first quarter of 2018 (Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606")) using the modified retrospective approach, which recognizes the cumulative effect of the adoption on January 1, 2018.  Adoption of ASC 606 has impacted the timing of revenue recognition, but the Partnership has not completed its assessment of the cumulative effect adjustment and thus cannot provide a reasonable estimate of the anticipated change in net revenues and related statement of operations items for the fiscal quarter ended March 31, 2018 compared to the fiscal quarter ended March 31, 2017.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25, including, but not limited to, the timing of the filing of the 2017 Form 10-K and the March 31 Form 10-Q, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "project," "expect," "predict" and similar expressions identify these forward-looking statements. These statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, including, without limitation, risks relating to the difficulty of predicting the timing of the completion of the Partnership’s work necessary to finalize the 2017 Form 10-K and the March 31 Form 10-Q. Except as required under applicable law, the Partnership assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

STONEMOR PARTNERS L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2018	By: StoneMor GP LLC, its general partner By: /s/ Mark L. Miller Name: Mark L. Miller Title: Chief Financial Officer and Senior Vice President